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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49561

SEC Mail Processing Section

MAY 29 2009

Washington, DC 122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 03/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverton Securities (USA), Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Dunsmuir Street, 17th Floor
(No. and Street)

Vancouver (City) British Columbia (State) V7Y 1J5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Wolverton 604-622-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1600-333 Seymour Street (Address) Vancouver (City) British Columbia (State) V6B 0A4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAY 29 2009

Washington, DC 122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Wolverton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverton Securities (USA), Ltd., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

A Notary Public in and for the Province of British Columbia.
My commission expires December 31, 2009.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial Statements

Wolverton Securities (USA), Ltd.

March 31, 2009

Contents

Grant Thornton

Auditors' report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of

Wolverton Securities (USA), Ltd.

We have audited the statement of financial condition of Wolverton Securities (USA), Ltd. as at March 31, 2009 and the statements of loss, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2009 and the results of its operations and changes in financial condition for the year then ended in accordance with United States generally accepted accounting principles.

The financial statements as at March 31, 2008 and for the year then ended were audited by another auditor who expressed an unqualified opinion on those statements in his report dated May 7, 2008.

Grant Thornton LLP

Vancouver, Canada

May 15, 2009 Chartered accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Wolverton Securities (USA), Ltd.
Statement of Financial Condition

March 31 (U.S. Dollars)		2009		2008
Assets				
Current				
Cash	$	**312,618**	$	295,633
Marketable securities		**11,748**		23,160
Accounts receivable		**13,950**		17,498
Due from broker and dealer		**53,462**		50,000
Prepaid expenses		**15,191**		-
	$	**406,969**	$	386,291
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**22,408**	$	30,309
Due to parent company (Note 5)		**26,084**		25,318
		48,492		55,627
Stockholder's Equity				
Common stock (Note 4)		**400,000**		350,000
Deficit		**(41,523)**		(19,336)
		358,477		330,664
	$	**406,969**	$	386,291

On behalf of the Board

_______________________________ Director

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of Loss

Year Ended March 31 (U.S. Dollars)		2009		2008
Income				
Commission	$	**256,709**	$	397,882
Interest		**13,786**		22,634
(Loss) gain on marketable securities and other income		**(10,658)**		41,734
		259,837		462,250
Expenses				
Bank charges		**288**		296
Commissions paid		**128,354**		198,941
Professional dues (Note 5)		**55,398**		112,826
Professional fees		**6,098**		63,468
Quotation		**65,449**		63,122
Sundry		**26,437**		33,283
		282,024		471,936
Net loss	**$**	**(22,187)**	$	(9,686)

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of Changes in Financial Condition

Year Ended March 31 (U.S. Dollars)	2009	2008
Cash derived from (applied to)		
Operating		
Net loss	$ (22,187)	$ (9,686)
Change in market value of marketable securities	11,412	(5,532)
Change in non-cash operating working capital		
Decrease in accounts receivable	3,548	10,078
Increase in due from broker and dealer	(3,462)	-
Increase in prepaid expenses	(15,191)	-
(Decrease) increase in accounts payable and accrued liabilities	(7,901)	15,012
	(33,781)	9,872
Financing		
Issuance of common shares	50,000	-
Net advances from parent company	766	17,571
	50,766	17,571
Net increase in cash	16,985	27,443
Cash, beginning of year	295,633	268,190
Cash, end of year	$ 312,618	$ 295,633
Supplementary cash flow information		
Interest paid	$ 288	$ 296

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of Changes in Stockholder's Equity

Year Ended March 31, 2009
(U.S. Dollars)

	Common Stock			
	Shares	Amount	Deficit	Total
Balance, March 31, 2007	350,000	$ 350,000	$ (9,650)	$ 340,350
Net loss, year ended March 31, 2008	-	-	(9,686)	(9,686)
Balance, March 31, 2008	350,000	350,000	(19,336)	330,664
Net loss, year ended March 31, 2009	-	-	(22,187)	(22,187)
Share issuance, 2009	50,000	50,000	-	50,000
Balance, March 31, 2009	400,000	$ 400,000	$ (41,523)	$ 358,477

See accompanying notes to the financial statements.

1. Nature of operations

Wolverton Securities (USA), Ltd. (the "company") is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated in the State of Washington on July 3, 1996.

The company became a registrant with the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers Inc.) of the United States of America on November 7, 1997.

The company operates under an introducer/carrier broker agreement with Legent Clearing LLC.

2. Summary of significant accounting policies

Generally accepted accounting principles

These financial statements are prepared in United States dollars, in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Valuation of investments

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

2. Summary of significant accounting policies (Continued)

Valuation of investments (Continued)

In October 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgement. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs to determine fair value when markets are not active and relevant observable inputs are not available. The company's fair value measurement policies are consistent with the guidance in FSP FAS 157-3.

The following table presents the financial instruments carried at fair value as of March 31, 2009, by caption on the statement of financial condition, for each of the three levels of hierarchy established by SFAS 157:

	Quoted Market Prices in Active Markets (Level 1)	Internal Models With Significant Observable Marketable Parameters (Level 2)	Internal Models With Significant Unobservable Marketable Parameters (Level 3)	Total Fair Value Reported in Statement of Financial Condition
As at March 31, 2009				
Marketable securities	$ 11,748	$ -	$ -	$ 11,748
Total investments at fair value	$ 11,748	$ -	$ -	$ 11,748

Fair value reflects redemption value as of March 31, 2009.

Marketable securities

Equity investments for which market quotations are readily available will generally be valued at the most recently available closing market prices.

Revenue recognition

Commission revenue consists of revenue generated through brokerage services provided to clients, recognized on a settlement date basis.

Interest revenue consists of amounts earned on cash deposited in bank accounts and on clearing deposit held with Legent Clearing LLC.

Foreign currency translation

Monetary asset and liability accounts denominated in Canadian currency are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in Canadian currency are translated at the exchange rate in effect at the transaction date. Gains and losses in foreign currencies from currency transactions are included in the determination of earnings (loss) for the year.

2. Summary of significant accounting policies (Continued)

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

3. Financial instruments

Fair value

The carrying value of cash, marketable securities, accounts receivable, due from broker and dealer, accounts payable and accrued liabilities and due to parent company approximate their fair value due to the short term maturities of these instruments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the company and the interest revenue earned by the company. The company is exposed to interest rate risk on the amounts due from broker and dealer.

Credit risk

The company's exposure to credit risk arises from the possibility that a counterparty to a transaction may fail to perform under its contractual commitment, resulting in a financial loss to the company. The primary counterparty is the company's carrying broker, Legent Clearing LLC.

As at March 31, 2009, management believes the counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

Liquidity risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund its obligations as they come due. The company's management oversees the company's liquidity position to ensure that the company has access to enough readily available funds to cover its financial obligations as they come due. The company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid.

3. Financial instruments (Continued)

Foreign exchange risk

The company is charged by its parent company, Wolverton Securities Ltd., for its proportionate share of operating expenses incurred. The costs incurred by the parent company are denominated in Canadian dollars, thus the company is exposed to foreign exchange risk on the conversion of those amounts to U.S. dollars.

4. Common stock

	2009	2008
Authorized:		
1,000,000 shares of common stock with no par value		
Issued:		
400,000 common shares (2008: 350,000)	$ 400,000	$ 350,000

During the year the company issued 50,000 common shares to its parent at $1 each for total proceeds of $50,000.

5. Related party transactions

During the year, the company was charged $23,731 (2008: $57,333) by its parent company, Wolverton Securities Ltd., for its proportionate share of professional dues incurred.

At March 31, 2009 the amount due to parent company is $26,084 (2008: $25,318).

The amounts due to parent company are non-interest bearing and have no set terms of repayment.

The above transactions occurred in the normal course of operations and are measured at the exchange amount agreed to by the related parties.

6. Income taxes

The company has approximately $31,000 of unused tax losses that may be claimed to reduce future taxable income. A full valuation allowance has been provided against this amount due to the uncertainty regarding the realization of the deferred income tax asset.

Grant Thornton

Auditors' report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of

Wolverton Securities (USA), Ltd.

We have audited the accompanying financial statements of Wolverton Securities (USA), Ltd. as of and for the year ended March 31, 2009 and have issued our report thereon dated May 15, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vancouver, Canada

May 15, 2009 Chartered accountants

Wolverton Securities (USA), Ltd.

Schedule 1

Focus Report – Part IIA – Computation of Net Capital

As of March 31, 2009
(U.S. Dollars)

1		Total ownership equity (o/e)	$ 358,477
2		Deduct o/e not allowable for net capital	
3		Total o/e qualified for net capital	358,477
4		Add:	
	A	Allowable subordinated liabilities	
	B	Other deductions or credits	
5		Total capital and allowable subloans	358,477
6		Deductions and/or charges:	
	A	Total non-allowable assets	(15,191)
	B	Aged fail to deliver	
	1	Number of items	
	F	Other deductions and/or charges	
7		Other additions and/or allowable credits	
8		Net capital before haircuts	343,286
9		Haircuts on securities:	
	A	Contractual commitments	
	B	Subordinated debt	
	C	Trading and investment sec:	
	1	Exempted securities	
	2	Debt securities	
	3	Options	
	4	Other securities	(1,762)
	D	Undue concentration	
	E	Other	
10		Net capital	$ 341,524
11		Minimum net capital required (based on aggregate indebtedness)	$ 3,254
12		Minimum dollar requirement	$ 250,000
13		Net capital requirement (greater of line 11 or 12)	$ 250,000
14		Excess net capital	$ 91,524
15		Excess net capital @ 1000% (net capital - 10% of AI)	$ 336,675

Wolverton Securities (USA), Ltd.

Schedule 1 (Continued)

Focus Report – Part IIA – Computation of Net Capital

As of March 31, 2009
(U.S. Dollars)

Computation of aggregate indebtedness

16	Total AI liability from statement of financial condition	$	48,492
17	Add:		
A	Drafts for immediate credit		
B	Market value of sec borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
19	Total aggregate indebtedness	$	48,492
20	Ratio of AI/NC		14%
29	Percentage of debt to debt equity		0%

Wolverton Securities (USA), Ltd.

Schedule 2

Other Representations

As of March 31, 2009
(U.S. Dollars)

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2009. Wolverton Securities (USA), Ltd. is exempt from 15c3-3, due to the K(2)(ii) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2009. Wolverton Securities (USA), Ltd. is exempt from 15c3-3, due to the K(2)(ii) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2009. There have been no material inadequacies found to exist since the date of the last annual audit.

Wolverton Securities (USA), Ltd.

Schedule 3

Reconciliation of Computation of Net Capital

As of March 31, 2009
(U.S. Dollars)

Net capital per firm (per March 31, 2009 focus report submitted)	$	**341,206**
Add: effect of overstatement of professional dues		**318**
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2009	$	**341,524**

Wolverton Securities (USA), Ltd.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

March 31, 2009
(U.S. Dollars)

The Board of Directors
Wolverton Securities (USA), Ltd.
Vancouver, BC

In planning and performing our audit of the financial statements of Wolverton Securities (USA), Ltd. (the "company") as of and for the year ended March 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Wolverton Securities (USA), Ltd.

Schedule 4 (Continued)

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

March 31, 2009
(U.S. Dollars)

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we have identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them to management and those responsible for oversight of the company's financial reporting as follows:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Wolverton Securities (USA), Ltd. for the year ended March 31, 2009 and this report does not affect our report thereon dated May 15, 2009. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Grant Thornton LLP

Vancouver, Canada
May 15, 2009

Chartered accountants

Grant Thornton

www.GrantThornton.ca